ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF
               CLEAR CHANNEL COMMUNICATIONS, INC.

      Pursuant to the provisions of Article 4.04 of the Texas Business Corporations Act, the undersigned corporation, Clear Channel Communications, Inc. (the "Corporation"), adopts the following Articles of Amendment to its Articles of Incorporation:

                           ARTICLE ONE

      The name of the Corporation is Clear Channel Communications,Inc.

                           ARTICLE TWO

      The following amendment to the Articles of Incorporation (the "Amendment") was adopted at the annual meeting of the shareholders of the Corporation on April 20, 1995.

      ARTICLE FOUR, Section 1 of the Articles of Incorporation, as previously amended, is hereby amended so as to read as follows:

                          "ARTICLE FOUR

            Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have the authority to issue is 102,000,000 shares, 100,000,000 of which shall be Common Stock ("Common Stock"), par value of $.10 each, and 2,000,000 of which shall be Preferred Stock ("Preferred Stock"), par value of $1.00 each."

                          ARTICLE THREE

      On March 1, 1995 the Corporation had 17,256,766 shares of Common Stock outstanding (the "Issued Shares"). The Issued Shares are the only shares of the Corporation entitled to vote on the Amendment. Of the Issued Shares, 12,664,939 shares voted in favor of the Amendment and 2,447,095 shares voted against the Amendment.

Dated:  7/7/95                CLEAR CHANNEL COMMUNICATIONS, INC.

                              By:
                                    Herbert W. Hill, Jr.
                                    Vice President and Controller